                                                 As filed Pursuant to Rule 424b3
                                                      Registration No. 333-68524


SUPPLEMENT TO THE PROXY STATEMENT/PROSPECTUS DATED OCTOBER 12, 2001

                           [DIME BANCORP, INC. LOGO]

           SUPPLEMENTAL INFORMATION REGARDING WASHINGTON MUTUAL, INC.
                             AND DIME BANCORP, INC.

                              RECENT DEVELOPMENTS

THIRD QUARTER RESULTS

     Washington Mutual. On October 16, 2001, Washington Mutual reported its preliminary financial results for the third quarter of 2001. We urge you to read Washington Mutual's Current Report on Form 8-K, filed with the SEC on October 17, 2001 which describes these results more fully.

     Earnings for the third quarter of 2001 included full-quarter results from the former Fleet Mortgage Corp., which was acquired on June 1, 2001, as well as the former mortgage operations of The PNC Financial Services Group, Inc. and Bank United Corp. These acquisitions were accounted for as purchase transactions and, therefore, the operating results of the acquired institutions are not included in prior periods.

     Net income for the third quarter of 2001 was $832.3 million, or $.94 per diluted share, compared to net income of $452.5 million, or $.57 per diluted share, for the third quarter of 2000. Washington Mutual declared a dividend on common stock of $.24 per share compared to $.23 per share for the prior quarter.

     Net interest income for the third quarter of 2001 was $1.82 billion compared to $1.03 billion for the comparable quarter of 2000, largely as a result of improved net interest margin. Net interest margin for the third quarter was 3.53% compared to 2.31% for the third quarter of 2000 and 3.21% for the second quarter of 2001, primarily as a result of a 75-basis point reduction in the Federal funds rate during the third quarter. Depositor and retail banking fees were $333.4 million during the third quarter of 2001, an increase of 30% from $256.4 million during the third quarter of 2000. The increase is largely the result of an increased number of checking accounts.

     Total loan volume for the third quarter was $47.22 billion, up 164% from $17.89 billion for the third quarter of 2000. Washington Mutual's loan servicing operations generated a net expense of $451.5 million as a result of a $554.2 million addition to the impairment reserve for mortgage servicing rights. Washington Mutual's business and interest rate risk strategies produced gains from loans, the sales of securities and hedging transactions that exceeded the amount of the impairment.

     The provision for loan and lease losses was $200.0 million for the third quarter of 2001 compared to $47.6 million for the third quarter of 2000. Net chargeoffs for the third quarter of 2001 were $74.8 million compared to $42.9 million for the third quarter of 2000 and $75.6 million for the second quarter of 2001. At September 30, 2001, the allowance for loan and lease losses totaled $1.29 billion as compared with $1.01 billion at September 30, 2000. Total nonperforming assets (NPAs) were $2.03 billion at September 30, 2001 compared to $1.57 billion at June 30, 2001. Total NPAs represented 0.91% of total assets at September 30, 2001, compared to 0.68% at June 30, 2001.

     Total assets at September 30, 2001 were $223.64 billion, compared with $229.30 billion at June 30, 2001 and $190.78 billion at September 30, 2000. Stockholders' equity at September 30, 2001 was $14.53 billion and the capital ratios of Washington Mutual's banking subsidiaries continued to exceed the regulatory requirements for classification as "well-capitalized," the highest regulatory standard.

     Dime. On October 15, 2001, Dime reported its preliminary financial results for the third quarter of 2001. We urge you to read Dime's Current Report on Form 8-K, filed with the SEC on that date, which describes these results more fully.

     At September 30, 2001, Dime had assets of $27.1 billion and deposits of $14.6 billion. Dime reported net income of $96.9 million for the third quarter of 2001, or $0.77 per diluted share, versus a net loss of $16.5 million, or $0.16 per diluted share, for the 2000 third quarter and net income of $87.8 million, or $0.72 per diluted share, for the 2001 second quarter (both the 2000 third quarter and the 2001 second quarter included adjustments for certain special charges).

     Return on Dime's average assets was 1.45% and return on its average equity was 20.31% for the third quarter of 2001. In the third quarter of 2000, before special charges, return on average assets was 1.10% and return on average equity was 16.09%. In the second quarter of 2001, before special charges, return on average assets was 1.32% and return on average equity was 20.31%.

     Dime's net interest income increased to $189.4 million in the third quarter of 2001, up 20.8% from $156.8 million in the third quarter of 2000 and 7.5% from $176.2 million in the second quarter of 2001. The net interest margin for the 2001 third quarter was 3.23% versus 2.84% in the 2000 third quarter and 2.95% in the 2001 second quarter. The interest rate spread was 3.32%, 2.92% and 3.07% in the third quarter of 2001, the third quarter of 2000, and the second quarter of 2001, respectively.

     At September 30, 2001, Dime's loans receivable portfolio totaled $16.5 billion, compared with $16.1 billion a year ago and $16.2 billion at June 30, 2001. Non-residential loans receivable (i.e., commercial real estate, consumer, and business loans) represented 53.4% of total loans receivable at September 30, 2001, up from 50.2% at September 30, 2000 and 52.6% at June 30, 2001. At
September 30, 2001, Dime serviced $50.9 billion of loans for others, substantially all of which were residential real estate loans. This compares with $42.6 billion at September 30, 2000 and $49.2 billion at June 30, 2001.

     At September 30, 2001, Dime's nonperforming assets were $71.7 million, or 0.26% of total assets, compared with $91.3 million, or 0.36% of total assets, at September 30, 2000 and $72.4 million, or 0.27% of total assets, at June 30, 2001.

     Dime's provision for loan losses was $14.0 million in the 2001 third quarter, versus $7.0 million in the 2000 third quarter and $11.0 million in the 2001 second quarter. Net charge-offs were $11.7 million in the 2001 third quarter, compared with $3.8 million in the 2000 third quarter and $7.9 million in the 2001 second quarter. Dime's allowance for loan losses was $152.7 million at September 30, 2001 versus $146.7 million at September 30, 2000 and $150.3 million at June 30, 2001.

STOCK PRICES AND MERGER CONSIDERATION

     The following table sets forth the closing price of Washington Mutual common stock and Dime common stock on the last full trading day before the announcement of the merger, before the date of the proxy statement/prospectus and before the date of this supplement.

                                                WASHINGTON MUTUAL       DIME
                                                  COMMON STOCK      COMMON STOCK
                                                -----------------   ------------
June 22, 2001.................................       $38.90            $36.88
October 11, 2001..............................       $36.04            $38.00
October 23, 2001..............................       $31.60            $34.88

     Set forth below is the table shown on page 36 of the proxy statement/prospectus, which illustrates examples of the aggregate consideration and potential effects on the per share merger consideration and the implied exchange ratio based on fluctuations of Washington Mutual common stock. This table has been revised to reflect a wider range of hypothetical average prices for Washington Mutual common stock during the measurement period.

                         PERCENTAGE
                         CHANGE IN      AGGREGATE       AGGREGATE                        VALUE OF      AGGREGATE
                             WM           CASH        VALUE OF STOCK     AGGREGATE     CONSIDERATION     CASH/      IMPLIED
 WM MEASUREMENT PERIOD     STOCK      CONSIDERATION   CONSIDERATION    CONSIDERATION     PER DIME        STOCK      EXCHANGE
AVERAGE STOCK PRICE(1)    PRICE(2)        ($MM)          ($MM)(3)        ($MM)(3)        SHARE(4)      PERCENTAGE   RATIO(4)
----------------------   ----------   -------------   --------------   -------------   -------------   ----------   --------
$52.5042...............     +35%         $1,429           $4,847          $6,276         $51.0608      22.8/77.2     0.9725x
 50.5596...............     +30           1,429            4,668           6,097          49.6002      23.4/76.6     0.9810
 48.6150...............     +25           1,429            4,488           5,917          48.1396      24.2/75.8     0.9902
 46.6704...............     +20           1,429            4,309           5,738          46.6790      24.9/75.1     1.0002
 44.7258...............     +15           1,429            4,129           5,558          45.2184      25.7/74.3     1.0110
 42.7812...............     +10           1,429            3,950           5,379          43.7578      26.6/73.4     1.0228
 40.8366...............      +5           1,429            3,770           5,199          42.2972      27.5/72.5     1.0358
 38.8920...............      --           1,429            3,591           5,020          40.8366      28.5/71.5     1.0500
 36.9474...............      -5           1,429            3,411           4,840          39.3760      29.5/70.5     1.0657
 35.0028...............     -10           1,429            3,232           4,661          37.9154      30.7/69.3     1.0832
 33.0582...............     -15           1,429            3,052           4,481          36.4548      31.9/68.1     1.1028
 31.1136...............     -20           1,429            2,872           4,301          34.9942      33.2/66.8     1.1247
 29.1690...............     -25           1,429            2,693           4,122          33.5336      34.7/65.3     1.1496
 27.2244...............     -30           1,429            2,513           3,942          32.0730      36.2/63.8     1.1781
 25.2798...............     -35           1,429            2,334           3,763          30.6124      38.0/62.0     1.2109

-------------------------
(1) Average closing stock price of Washington Mutual common stock during the ten trading day measurement period.

(2) Percentage difference between average Washington Mutual common stock price during the ten trading day measurement period and $38.8920, which was the average closing stock price for Washington Mutual common stock for the five trading days prior to announcement of the transaction on June 25, 2001.

(3) Aggregate stock consideration valued using the pre-closing average stock price for Washington Mutual common stock during the ten trading day measurement period (see column 1) and assuming that 92,321,144 shares of Washington Mutual common stock will be issued in the transaction (including with respect to Warburg's "deemed warrant shares" but not including merger consideration relating to stock options issued under Dime's stock-based benefit plans).

(4) Stock consideration per Dime share and cash consideration per Dime share valued using the pre-closing average stock price for Washington Mutual common stock during the ten trading day measurement period (see column 1).

     Set forth below is the table shown on page 38 of the proxy statement/prospectus, revised to show the effects of the pro ration of cash and Washington Mutual common stock for a wider range of hypothetical average prices for Washington Mutual common stock during the measurement period.

                                 IF 85% OF SHARES (INCLUDING DEEMED         IF 15% OF SHARES (INCLUDING DEEMED
                                 WARRANT SHARES) ELECT CASH, THEN:          WARRANT SHARES) ELECT CASH, THEN:
                                ------------------------------------    ------------------------------------------
                                      STOCKHOLDERS AND WARBURG                   STOCKHOLDERS AND WARBURG
                                 WARRANTHOLDERS ELECTING STOCK WILL     WARRANTHOLDERS ELECTING CASH WILL RECEIVE
                                     RECEIVE ALL WM SHARES, AND                       ALL CASH, AND
                                ------------------------------------    ------------------------------------------
                                      STOCKHOLDERS AND WARBURG                   STOCKHOLDERS AND WARBURG
                                 WARRANTHOLDERS ELECTING CASH WILL          WARRANTHOLDERS ELECTING STOCK WILL
                                              RECEIVE:                                   RECEIVE:
                                ------------------------------------    ------------------------------------------
   WM AVERAGE PRICE DURING      % OF DIME SHARES    % OF DIME SHARES     % OF DIME SHARES       % OF DIME SHARES
PRE-CLOSING MEASUREMENT PERIOD    IN WM SHARES          IN CASH            IN WM SHARES              IN CASH
------------------------------  ----------------    ----------------    -------------------    -------------------
$54.4488.....................          74%                 26%                  92%                     8%
$50.5596.....................          72%                 28%                  90%                    10%
$46.6704.....................          71%                 29%                  88%                    12%
$42.7812.....................          69%                 31%                  86%                    14%
$38.8920.....................          67%                 33%                  84%                    16%
$35.0028.....................          64%                 36%                  82%                    18%
$31.1136.....................          61%                 39%                  79%                    21%
$27.2244.....................          57%                 43%                  75%                    25%
$23.3352.....................          53%                 47%                  71%                    29%

WASHINGTON MUTUAL SHARE REPURCHASES

     On October 19, 2001, Washington Mutual announced the resumption of its share repurchase program. Washington Mutual's board of directors had previously authorized the repurchase of up to 167 million shares of its common stock, under which 99.5 million shares have been repurchased. Washington Mutual will suspend its share repurchase program as of the mailing date of the proxy statement/prospectus in accordance with applicable SEC rules and regulations.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Subsequent to the date of the proxy statement/prospectus, Washington Mutual and Dime have filed the following reports with the SEC, which reports are incorporated in this supplement by reference. The documents that are incorporated by reference contain important information about the companies and you should read this supplement together with the documents incorporated by reference into this supplement.

     Washington Mutual

     - Current Reports on Form 8-K dated October 17, 2001 and October 24, 2001, relating to the company's financial results for the quarter ended September 30, 2001.

     Dime

     - Current Report on Form 8-K dated October 15, 2001, relating to the company's financial results for the quarter ended September 30, 2001.

The date of this supplement is October 24, 2001. The proxy statement/prospectus and this supplement are first being mailed to Dime stockholders on or about October 25, 2001.

                                                                     3780-SUP-01
                                        4